SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

EMTEC, INC.

(Name of Subject Company and Filing Person)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

292468105

(CUSIP Number of Class of Securities)

Sam Bhatt

Emtec, Inc.

572 Whitehead Road, Bldg. #1

Trenton, NJ 08619

(609) 528-8500

Copy to:

Carmen J. Romano

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103

(215) 994-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the Offeror)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,500,000.00	$647.35

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 2,864,584 shares of common stock at the tender offer price of $1.92 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of the cash offered by Emtec, Inc.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________________________________

Form or Registration No.: ________________________________________________

Filing Party: ___________________________________________________________

Date Filed: ____________________________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Emtec, Inc., a Delaware corporation (“Emtec” or the “Company”), to purchase up to 2,864,584 shares of its common stock, par value $0.01 per share (the “common stock”), at a price equal to $1.92 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 7, 2005 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A) and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e6-4(c)(2) of the Securities Exchange Act of 1934.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

The name of the issuer is Emtec, Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 572 Whitehead Road, Bldg. #1, Trenton, NJ 08619. The Company’s telephone number is (609) 528-8500.

This Tender Offer Statement on Schedule TO relates to the offer by the Company to purchase shares of its common stock, $0.01 par value per share. The Company is offering to purchase up to 2,864,584 shares of common stock, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price equal to $1.92 per share, net to the seller in cash, without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the offer.

The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Shares; Proration”) and Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The Company is also the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 8 (“Price Range of the Shares”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 13 (“Legal Matters; Regulatory Approvals”);

•	Section 14 (“United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

The Company’s directors have advised the Company that they do not intend to tender shares of common stock in this offer, however, certain of the Company’s executive officers and former directors have advised the Company that they intend to tender their shares of common stock in this offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. Persons/ Assets, Retained, Employed, Compensated or Used.

The information under Section 16 (“Fees and Expenses”) and Section 17 (“Miscellaneous”) is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 9 (“Source and Amount of Funds”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

Item 12. Exhibits.

(a)(1)(A)	*	Offer to Purchase dated September 7, 2005.

(a)(1)(B)	*	Letter of Transmittal.

(a)(1)(C)	*	Notice of Guaranteed Delivery.

(a)(1)(D)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 7, 2005.

(a)(1)(E)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 7, 2005.

(a)(1)(F)	*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	*	Press Release, dated September 7, 2005.

(a)(1)(H)		Press Release, dated August 8, 2005, incorporated by reference to the Company’s Statement on Schedule TO filed on August 8, 2005.

(a)(1)(I)		Press Release, dated July 14, 2005, incorporated by reference to the Company’s Statement on Schedule TO filed on July 14, 2005.

(a)(1)(J)	*	Letter to Shareholders from the Chief Executive Officer of the Company, dated September 7, 2005.

(a)(2)		Not Applicable.

(a)(3)		Not Applicable.

(a)(4)		Not Applicable.

(a)(5)		Not Applicable.

(b)(1)		Business Financing Agreement, dated August 5, 2005, by and among General Electric Commercial Distribution Finance Corporation, Emtec, Inc., a New Jersey corporation, and Westwood Computer Corporation (incorporated by reference to Form 10-Q dated August 19, 2005, Exhibit 10.1).

(b)(2)		Addendum to Agreement for Wholesales Financing and Business Financing Agreement, dated August 5, 2005, by and among GE Commercial Distribution Finance Corporation, Emtec, Inc., a New Jersey corporation, and Westwood Computer Corporation (incorporated by reference to Form 10-Q dated August 19, 2005, Exhibit 10.3).

(d)(1)		Emtec, Inc. 1996 Stock Option Plan, as amended (incorporated by reference to Form 10 of the Company originally filed May 21, 2001, Exhibit 4.2).

(d)(2)		Employment Agreement between John C. Howlett and Emtec, Inc. dated July 14, 2005. (Incorporated by reference to Form 8-K dated July 20, 2005, Exhibit 10.1)

(d)(3)		Employment Agreement between John C. Howlett and Emtec, Inc. dated July 14, 2005. (Incorporated by reference to Form 8-K dated July 20, 2005, Exhibit 10.1)

(d)(4)	*	Common Stock Purchase Warrant between Emtec, Inc. and DARR Westwood LLC dated August 5, 2005.

(d)(5)	*	Common Stock Purchase Warrant between Emtec, Inc. and Margaret Grabel dated August 5, 2005.

(g)		Not Applicable.

(h)		Not Applicable.

*	Filed herewith.